Exhibit 99.2

Excerpts of certain information that the Company has provided to investors.

•Pagaya Technologies Ltd. (the “Company”) has raised greater than $20 billion in funding across approximately fifty (50) Asset-Backed Security (“ABS”) transactions since its inception through 2024 year to date.

•The Company’s weighted average coupon and delinquency rates have remained stable since early 2022 through 2024 year to date.

•The Company’s weighted-average spreads per deal have tightened approximately 170 basis points from approximately 371 basis points in late 2023 to 205 basis points through 2024 year to date.

•Network volume for the fourth quarter of 2023 was $2,380 million.

•Total revenue for the fourth quarter of 2023 was approximately $218.0 million.

•Revenue from fees for the fourth quarter of 2023 was $210.4 million and Fee Revenue Less Productions Costs was $75.9 million.

•Net Loss for the fourth quarter of 2023 was $14.4 million and Adjusted EBITDA was positive $34.2 million.

Certain Definitions

Network Volume refers to the gross dollar amount of assets originated by the Company’s partners with the assistance of our AI technology and, with respect to single family rental operations, the gross dollar value of services, which may include the value of newly onboarded properties onto our Darwin platform.

Fee Revenue Less Production Costs (“FRLPC”) is defined as revenue from fees less production costs.

Adjusted EBITDA is defined as net income (loss) attributable to Pagaya Technologies Ltd.’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, impairment, including credit related charges, restructuring expenses, transaction related expenses, non-recurring expenses associated with mergers and acquisitions, interest expense, depreciation expense, and income tax expense (benefit).

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)
(In thousands)

Three Months Ended December 31,
2023
Net Loss Attributable to Pagaya Technologies Ltd.	$(14,418)
Adjusted to exclude the following:
Share-based compensation	13,743
Fair value adjustment to warrant liability	(1,921)
Impairment loss on certain investments	12,603
Write-off of capitalized software	3
Restructuring expenses	—
Transaction-related expenses	1,656
Non-recurring expenses	723
Adjusted Net Income (Loss)	$12,389
Adjusted to exclude the following:
Interest expenses	10,808
Income tax expense (benefit)	5,056
Depreciation and amortization	5,966
Adjusted EBITDA	$34,219

Fee Revenue Less Production Costs (FRLPC):
Revenue from fees	$210,428
Production costs	134,482
Fee Revenue Less Production Costs (FRLPC)	$75,946